                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Cornerstone Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    218925105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  218925105

(1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

      Paul H. Reader

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]

(3)   SEC Use Only

(4)   Citizenship or Place of Organization:

      United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:
(5)   Sole Voting Power                           57,770.228
      -----------------                           ----------
(6)   Shared Voting Power                                800
      -------------------                         ----------
(7)   Sole Dispositive Power                      57,770.228
      ----------------------                      ----------
(8)   Shared Dispositive Power                           800
      ------------------------                    ----------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      58,570.228*

      * Includes options to acquire 52,800 shares which are currently exercisable.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

      [_]

(11)  Percent of Class Represented by Amount in Row 9

      5.2%  (based on 1,076,720 shares outstanding on 12/31/01)
                      ---------

(12)  Type of Reporting Person (See Instructions)

      Paul H. Reader (IN)

Item 1(a) Name of Issuer:

            Cornerstone Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

            550 Summer Street
            Stamford, CT 06901

Item 2(a) Name of Person Filing:

            Paul H. Reader

Item 2(b) Residence:

            181 Carter St.
            New Canaan, CT 06840

Item 2(c) Citizenship:

            United States of America

Item 2(d) Title of Class of Securities:

            Common Stock, Par Value $.01 per share

Item 2(e) CUSIP Number:

            218925105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

Item 4  Ownership.

            (a) Amount Beneficially Owned:                                  58,570.228
                                                                            ----------
            (b) Percent of Class:                                                  5.2%
                                                                            ----------
            (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote                    57,770.228
                                                                            -----------
            (ii) shared power to vote or to direct the vote                        800
                                                                            ----------
            (iii) sole power to dispose or to direct the disposition of     57,770.228
                                                                            ----------
            (iv) shared power to dispose or to direct the disposition of           800
                                                                            ----------

Item 5  Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6  Ownership of More Than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable

Item 8  Identification and Classification of Members of the Group.

              Not Applicable

Item 9  Notice of Dissolution of Group.

              Not Applicable

Item 10 Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Paul H. Reader

March 19, 2002
--------------
Date




/s/    Paul H. Reader                Signature
------------------------------------